Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2007	2006	2005	2004	2003

Income from continuing operations before taxes and minority interests	$197.1	$203.3	$188.8	$176.4	$131.9
Less undistributed earnings of equity method investments	(4.1)	(8.2)	(4.3)	(5.8)	(0.4)
Plus distributed earnings of equity method investments	6.2	0.3	—	1.3	—
Plus amortization of capitalized interest	0.6	0.5	0.3	0.2	0.2

	$199.8	$195.9	$184.8	$172.1	$131.7

Plus:
Fixed charges:
Other interest expense (includes amortization of deferred financing costs)	$56.2	$49.2	$49.0	$42.9	$42.4
Floorplan interest expense	74.7	59.8	46.3	40.9	36.0
Capitalized interest	5.5	7.1	4.0	2.9	2.3
Interest factor in rental expense	50.2	43.7	35.3	27.6	22.9

Total fixed charges	$186.6	$159.8	$134.6	$114.3	$103.6
Less:
Capitalized interest	$5.5	$7.1	$4.0	$2.9	$2.3

Earnings	$380.9	$348.6	$315.4	$283.5	$233.0

Ratio of earnings to fixed charges	2.0	2.2	2.3	2.5	2.2